

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Zihao Zhao
Sole Director
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

> **Re: ETAO International Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 29, 2022**
> **File No. 333-268819**

Dear Zihao Zhao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Amendment No. 1 to Form F-4 filed December 29, 2022

Risks Related to MCAE and the Business Combination, page 106

1. We note your revisions in response to our prior comment 2 and reissue. Please discuss under an appropriate heading in the risk factors section the potential risks that investors may face if the NTA Requirement Amendment is approved. Address in your revisions the potential impact on your cash position following the business combination.

You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mitchell Nussbaum, Esq.